EXHIBIT 2.1

Stock Purchase Agreement, dated September 10, 1996

STOCK PURCHASE AGREEMENT


       THIS STOCK PURCHASE AGREEMENT ("Agreement") is entered into this 10th day of September, 1996, by and among CRAIG CARPENTER ("Seller"), MASON OIL COMPANY, INC., a Utah corporation ("Mason Oil"), PAUL B. INGRAM ("Ingram"), and JOHN L. NAYLOR, by and through his attorney-in-fact, Paul B. Ingram ("Naylor"). Ingram and Naylor are collectively referred to herein as "Buyer."

                             R E C I T A L S:

       A. Seller owns 1,956,300 shares of the common stock of Mason Oil, which shares constitute approximately sixty and seven-tenths percent (60.7%) of the issued and outstanding stock of Mason Oil.

       B. Seller desires to sell 1,400,000 of such shares ("Shares") to Buyer and to retain ownership of 556,300 shares.

       C. Buyer desires to purchase 1,300,000 of such Shares ("Block I Shares") from Seller and to acquire an option to purchase an additional 100,000 of such Shares ("Block II Shares") from Seller, all on the terms and conditions contained herein.

       NOW, THEREFORE, in consideration of the foregoing and the premises and the mutual promises and covenants herein set forth, the parties agree as follows:

       1.     Recitals. The foregoing recitals are true and correct.

       2.     Purchase and Sale; Closings.

              2.1 Purchase and Sale. Subject to the terms and conditions hereof, Seller agrees to sell, convey, transfer and assign to Buyer, and Buyer agrees to purchase, accept and acquire from Seller, all of the Block I Shares. After all of the conditions precedent to Closing set forth in Section 8 below have been satisfied, Seller shall sell the Block I Shares to Buyer. Such purchase shall occur at the First Closing (as defined below). The purchase price for the purchase of the Block I Shares shall be Thirty-Five Thousand Dollars ($35,000), which sum shall be payable by certified check at the First Closing.

              At the First Closing, Seller shall grant to Buyer an irrevocable option ("Option") to purchase the Block II Shares for the sum of Twenty-Five Thousand Dollars ($25,000). Such Option shall continue for twelve
(12) months ("Option Period") and shall be exercisable by Buyer giving written notice during the Option Period in the form and manner prescribed under
Section 13.2 below to Seller that Buyer intends to purchase the Block II Shares. The Closing on such Block II Shares ("Second Closing") shall occur on the later of the date that is thirty (30) days after such notice is given or the last day of such Option Period. During such Option Period, Seller irrevocably grants Seller's proxy to Buyer for Buyer to vote the Block II Shares in any manner Buyer deems appropriate. The certificate representing the Block II Shares shall be held in escrow by Ron Harrington, as Escrow Agent, pursuant to the Escrow Agreement attached hereto as Schedule 2.1, until the conclusion of the Option Period (if no notice is given by Buyer to Seller) or the purchase of the Block II Shares by the Buyer. In the event Buyer fails to exercise its Option and purchase the Block II Shares, the Option shall terminate at the end of the Option Period (or sooner if Buyer renounces the Option in writing prior thereto), and the certificates representing the Block II Shares shall be returned to Seller and Seller shall regain all voting rights connected therewith. The purchase price for the Block II Shares shall be payable by certified check at the Second Closing.

              Seller shall retain ownership of 556,300 shares.

         2.2  Closings.

              2.2.1 The First Closing shall occur on or before September 12, 1996, at the offices of Holme Roberts & Owen LLC, 111 East Broadway, Suite 1100, Salt Lake City, Utah, or at such other time, date and location as the parties agree. At Buyer's option, the First Closing may occur prior to such scheduled date if Buyer first gives notice as provided in Section 13.2 below that Buyer wishes to close the purchase of the Block I Shares fifteen (15) days after the date of such notice.

              2.2.2 The Second Closing shall be the closing on the purchase of the Block II Shares and shall occur, as provided in Section 2.1 above, on the date that is thirty (30) days after the notice provided therein is given (but not later than the last day of the Option Period), or on such other date as the parties may agree. The Second Closing shall occur at the offices of Holme Roberts & Owen LLC, 111 East Broadway, Suite 1100, Salt Lake City, Utah, or at such other location as the parties agree.

              The First Closing and the Second Closing are sometimes collectively referred to herein as the "Closings," and individually as a "Closing."

       3. Representations and Warranties of Mason Oil and Seller. As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated herein, Seller and Mason Oil, jointly and severally, represent and warrant to and covenant with Buyer that the following are true and correct and will be true and correct at the First Closing:

              3.1 Corporate Existence of Mason Oil, Absence of Subsidiaries. Mason Oil is duly organized, validly existing and in good standing under the laws of the State of Utah. It has full power and authority to enter into this Agreement. Mason Oil has the corporate power and authority to own and use its properties and to transact the business in which it is engaged, holds all franchises, licenses and permits necessary therefor and is duly licensed or qualified to do business in every state and legal jurisdiction in which such licenses or qualifications are required, and carries on its business in all respects in accordance with the laws applicable in each such state or jurisdiction. Mason Oil has no subsidiaries and no investments in any other firm or person. A true and correct copy of Mason Oil's Articles of Incorporation and Bylaws are attached hereto as Schedule 3.1.

              3.2 Stock. The authorized capital stock of Mason Oil consists of 50,000,000 shares of common stock, $0.001 par value per share. The total number of shares of authorized capital stock of Mason Oil issued and outstanding is 3,225,454, all of which, at the First Closing, will be duly authorized, validly issued, fully paid and non-assessable. Of such issued and outstanding shares of capital stock, 1,956,300 are owned by Seller. The
Block I Shares and the Block II Shares, which are the subject matter of Buyer's purchase hereunder, will bear the standard investment legend and will be owned and held by Seller free and clear of all security interests, liens, encumbrances, claims and charges. There are no outstanding warrants, options, contracts, calls or other rights of any kind with regard to any authorized or issued but not outstanding shares of common stock in Mason Oil. The business of Mason Oil is conducted entirely in Mason Oil and no other entity or affiliate of Mason Oil owns any assets used in the business or conducts any part of the business of Mason Oil. Of the issued and outstanding shares of capital stock of Mason Oil, 1,269,154 shares are publicly traded shares, duly registered with the Securities and Exchange Commission ("SEC") and listed on the Bulletin Board for NASDAQ sales of stock. All shares of Mason Oil common stock which are publicly traded were sold to bona-fide members of the investing public. Neither Mason Oil, the Seller, nor any other officers, directors or principal shareholders of Mason Oil have the power to direct the voting or investment decisions of any other shareholders of Mason Oil; no officer, director, principal shareholder or other affiliate of Mason Oil has any option, agreement or arrangement to reacquire any of the publicly traded shares of common stock; such officers, directors, principal shareholders, or other affiliates did not provide, directly or indirectly, any of the funds utilized by shareholders of record to purchase shares sold to the public; and, to the best knowledge of Mason Oil and Seller, all of the persons named on Mason Oil's shareholder lists as holding shares of Mason Oil capital stock are the sole beneficial owners thereof, and unless otherwise indicated on such lists, a copy of which have been provided to Buyer. The issued and outstanding shares of Mason Oil common stock that do not currently bear a restrictive legend are tradeable in the public market. The common shares of Mason Oil are currently qualified to trade in the states set forth in
Schedule 3.2 attached hereto.

             3.3 Public Filings. Mason Oil has heretofore delivered to Buyer its Form 10-SB statement as filed by Mason Oil with the SEC on May 31, 1996, the SEC'S comment letter, and the response of attorney Branden T. Burningham to such comment letter, and has delivered to Buyer its Form 10-QSB Statement as filed by Mason Oil with the SEC on July 22, 1996 (collectively, the "Mason Oil Public Filings"). The Mason Oil Public Filing is attached hereto as
Schedule 3.3 and made a part hereof. Mason Oil has made all required filings in a timely manner. As of their respective dates, such reports and statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements of Mason Oil included in such reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present the financial position of Mason Oil as of the dates thereof and the results of operations and changes in financial positions for the periods then ended. The unaudited interim financial statements of Mason Oil included in such reports have been prepared on a basis consistent with such audited, consolidated financial statements, subject to normal year-end adjustments, and in accordance with the requirements of Form 10-SB and Form 10-QSB. Since the date of such financial statements, there have been no material adverse changes in the assets, liabilities or financial position of Mason Oil.

                 Except as disclosed on Schedule 3.3, the SEC has not issued any order preventing or suspending the transfer of securities of Mason Oil, and no proceedings for that purpose have been instituted or are pending or, to the knowledge of Mason Oil or Seller, are contemplated by the SEC.

            3.4 No Violations of Law. Mason Oil is not in default under or in violation of, any applicable federal, state or local laws, including those relating to the employment of labor, and there are no controversies pending or threatened between Mason Oil and its employees.

            3.5 Taxes. Mason Oil has duly filed all federal, state and local income taxes and other returns and reports required to have been filed up to the date hereof, and has paid all taxes, penalties and interest required to have been paid with respect thereto. Mason Oil has either paid or made adequate disclosure in the aforementioned financial statements for the payment of all taxes with respect to the conduct of its businesses up to and through the date of its said financial statements. No disputes or proceedings are pending with respect to any material amount of taxes, penalties or interest due or alleged to be due from Mason Oil. Mason Oil is not currently the subject of any audit for any federal, state or local income taxes, nor has Mason Oil received any notice that any such audit is pending or threatened. Mason Oil has not consented to the extension of any period for any such audit.

            3.6 Agreements. Except for agreements described in Schedule 3.6 attached hereto or otherwise disclosed in this Agreement, Mason Oil is not a party to or bound by any agreement, contract or commitment, including but not limited to any agreement involving sales representation or distribution, employment or consulting, noncompetition or the limiting of the ability of Mason Oil to market its services, license agreements to or for Mason Oil, labor agreements, leases for personal or real property, discount or allowance agreements, guaranties or indemnities, loan agreements and security agreements. To the best of Seller's and Mason Oil's knowledge, there are no defaults by other parties thereto. All such agreements were entered into in the ordinary course of business and none of such agreements are materially disadvantageous to Mason Oil. Each of the contracts and agreements to which Mason Oil is a party is a valid and binding obligation of the parties thereto in accordance with its terms and conditions. No party to such contract or agreement is in default with respect to any term or condition thereof nor has any event occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder or would cause the acceleration of any obligations, term or condition thereof, constitute a default thereunder, or cause the creation of a lien or encumbrance upon any asset of Mason Oil. To the extent any such agreement exists, and except as set forth in Schedule 3.6, neither Seller nor Mason Oil is in breach thereof and neither Seller nor Mason Oil has received any notice of any threatened or pending termination thereof.

            3.7 Insurance. Schedule 3.7 attached hereto contains a true and complete list of all policies of fire, life, liability, worker's compensation and other forms of insurance maintained by Mason Oil. All such policies are valid and in full force and effect as of the date hereof, and all premiums payable on such policies are current as to payment and will be current as of the close of business on the date of the First Closing. To the best of knowledge of Seller and Mason Oil, no such policy has been terminated since June 30, 1996, and there exists no threatened attempt to terminate any such policy.

            3.8 Litigation. There are no actions, claims, suits or proceedings pending or threatened against or affecting Mason Oil or its assets or business, or Seller. Neither Mason Oil nor Seller is in violation of any rule, regulation, order, writ, injunction or decree of any court, and Mason Oil has not received any notice from any insurer or any board of fire underwriters having jurisdiction of any work required to be performed at its premises.

            3.9 Title to Assets. Schedule 3.9 attached hereto lists all of Mason Oil's assets, including all patents, applications for patents, trademark registrations, applications for trademark registrations, trade names and copyrights, mineral and drilling rights, and licenses under any of the foregoing, used, owned or granted by or to Mason Oil, which list comprises all of such material items required for the operation of the businesses of Mason Oil presently conducted or planned. Except as set forth on Schedule 3.9, Mason Oil has the exclusive rights to each such item; all such items are valid and subsisting; good and marketable title to all such items (together with all common law rights to the subject matter thereof) is owned by Mason Oil free and clear of all options, adverse claims, defenses, liens, charges, security interests, covenants, conditions, agreements, restrictions and other encumbrances; and there exists no restriction on the use or transfer of any such item. There are no interferences, challenges, proceedings or infringement suits pending or threatened with respect to any such item. Mason Oil has not granted any license to any other party with respect to any such item. Mason Oil is not infringing upon the right of any other person under any patent, trademark, copyright or similar right in the conduct of their respective businesses. All property owned and/or leased by Mason Oil which is currently used in its business is in good operating condition and no repair is required for its use in Mason Oil's business as presently conducted (ordinary wear and tear excepted), and conforms in all material respects to all applicable laws.

            3.10 No Violations. The execution of this Agreement and consummation of the transactions contemplated hereby will not result in or constitute any of the following:

                 3.10.1 A default, breach or violation of the Articles of Incorporation or Bylaws of Mason Oil, or of any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which Seller or Mason Oil are parties or by which any of them or the property of any of them is bound;

                 3.10.2    An event that would permit any party to
terminate any agreement or to accelerate the maturity of any indebtedness or other obligation of Mason Oil; or

                 3.10.3 The creation or imposition of any lien, charge or encumbrance on any of the properties of Mason Oil.

            3.11 Bank Accounts; Safe Deposit Boxes. Schedule 3.11 is a list of all bank accounts maintained by Mason Oil, together with the names of authorized signatories on each such account, and the location of all safe deposit boxes maintained by Mason Oil, together with the names of the persons authorized to have access thereto.

            3.12 Licenses. Schedule 3.12 attached hereto is a true and correct list of all licenses held by Mason Oil, each of which is presently in full force and effect and has never been revoked.

            3.13 Disclosures. No representation contained herein or in any lease, certificate, instrument, document or other writing furnished pursuant to the provisions hereof or in connection with the transactions contemplated herein contains any untrue statement of material fact or omits to state a material fact necessary to make the statements therein not misleading.

            3.14 Labor Agreements, Employee Benefit Plan and Employee Agreements. Mason Oil is not a party to any of the following types of agreements, whether written or unwritten:

                 3.14.1 Any qualified or nonqualified profit sharing deferred compensation, bonus, stock option stock purchase, retainer, consulting, health, welfare or incentive plan or agreement (whether any are legally binding or not).

                 3.14.2 Any qualified or nonqualified employee pension plan or agreement.

                 3.14.3 Any plan or policy providing for employee benefits, including but not limited to, vacation, disability, sick leave, medical, hospitalization, life insurance and other insurance plans and related benefits.

                 3.14.4    Any employment agreement.

            3.15 Terminated Plans. There are no retirement plans which Mason Oil has terminated or taken action to terminate. Mason Oil has no liability to any person or entity, including without limitation the PBGC, any other governmental agency or any participant in or beneficiary of any retirement plan, and Mason Oil is not liable for any excise, income or other tax or penalty as a result of such termination.

            3.16 Books and Records. The books of account, minute books and other corporate records of Mason Oil properly and fairly reflect all material transactions considered by its board of directors to date, the stock record books are complete, all such books are complete, and all such books and records have been maintained in accordance with good business practices. At the First Closing, Seller shall deliver to Buyer all files, minute books, books of account, financial and personnel records, and all other documents and records (collectively "Records") of Mason Oil. Upon reasonable advance notice to Mason Oil, Seller shall have the right to inspect, review and copy the Records.

            3.17 Accounts Receivable. Schedule 3.17 sets forth all aged accounts receivable of Mason Oil at the execution hereof. Subject to reasonable and customary reserves for bad debts, the accounts receivable currently owned and held by Mason Oil, and all accounts receivable subsequently accruing through the First Closing will be (except those which have been collected since the date of this Agreement) valid, genuine and subsisting, subject to no defenses, set-offs or counterclaims and current and reasonably believed to be collectible within ninety (90) days following the First Closing.

            3.18 Financial Information; Absence of Certain Changes. Seller and Mason Oil have provided to Buyer copies of Mason Oil's unaudited financial statements for the period ended June 30, 1996. The financial information set forth therein is complete and accurate and has been prepared in accordance with generally accepted accounting principles, consistently applied. Since June 30, 1996, and except as otherwise set forth herein, Mason Oil has not:

                 3.18.1 Issued, sold or delivered or agreed to issue, sell or deliver any additional shares of capital stock or any options, warrants or rights to acquire any such capital stock, or securities convertible into or exchangeable for such capital stock.

                 3.18.2 Incurred any obligation or liability, whether absolute, accrued, contingent or otherwise, other than in the ordinary course of business.

                 3.18.3 Mortgaged, pledged or subjected to any lien, lease, security interest or other charge or encumbrance any asset or property, whether tangible or intangible except in the ordinary course of business.

                 3.18.4 Acquired or disposed of any asset or property, or entered into any agreement or other arrangement for any such acquisition or disposition, except in the ordinary course of business.

                 3.18.5 Declared, made, paid or set apart any sum for any dividend or other distribution to shareholders or purchased or redeemed any shares of capital stock or any option, warrant or right to purchase any capital stock, or reclassified such capital stock.

                 3.18.6 Increased by more than three percent (3%) in aggregate the wages, salaries, rate of compensation, pension or other benefits payable to all employees or granted any excessive severance or compensation, pension or other benefits payable to all employees or granted any excessive severance or termination pay.

                 3.18.7 Entered into any employment agreement with any officer or salaried employee which is not terminable by Mason Oil without cause and without penalty upon notice of thirty (30) days or less.

                 3.18.8 Forgiven or canceled any debt or claim, or waived any right of material value.

                 3.18.9 Entered into any transaction other than in the ordinary course of business.

                 3.18.10 Sold, assigned, transferred or granted any right or license under any trademark, trade name, patent or copyright.

                 3.18.11 Suffered any adverse change in its business, condition, sales, income, assets or liabilities, other than changes in the ordinary course of business which have not been, either in any case or in the aggregate, materially adverse.

                 3.18.12 Suffered any damage, destruction or loss of property (whether or not covered by insurance) materially adversely affecting, either in any case or in the aggregate, its business, prospects, condition, properties or assets.

                 3.18.13 Changed the method of maintaining its books and records.

                 3.18.14 Failed to timely file all filings with each federal, state and local securities regulation agency.

          3.19 Brokers. No broker or finder, or other party or agent performing similar functions, has been retained by Mason Oil or Seller, or is entitled to be paid based upon any agreements, arrangements or understandings made by Mason Oil or Seller in connection with the transactions contemplated by this Agreement, and no brokerage fee or other commission has been agreed to be paid by Mason Oil or Seller on account of the transactions contemplated hereby.

          3.20 Price Stabilization and Manipulation. Neither Mason Oil nor Seller has taken within the past year, or shall take prior to the consummation of the First Closing, directly or indirectly, any action designed to, or that might in the future reasonably be expected to, cause or result in stabilization or manipulation of the price of any security of Mason Oil.

       4. Representations and Warranties of Buyer. As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated herein, each of Ingram and Naylor hereby represents and warrants to Seller, as to himself, that the following are true and correct and will be true and correct at the First Closing.

            4.1 Legal Capacity. Such Buyer has the legal capacity and ability to enter into and perform his obligations arising under this Agreement and to purchase Shares from Seller as provided for herein. Such Buyer is not subject to any order, judgment or decree issued by any court or state or federal administrative agency in which fraud or deceit was found, or which prohibits, denies or revokes the use of any exemption regarding the registration of securities, or which restrains or enjoins such Buyer from engaging in or continuing any conduct or practice in connection with the registration, purchase or sale of securities. Such Buyer has not been convicted of any felony or misdemeanor in connection with the offer, purchase or sale of any security.

            4.2 Intent to Transfer Rights to Mason Oil. Buyer is acquiring the Shares in anticipation of utilizing Mason Oil as a vehicle in connection with the exploitation of certain petroleum exploration opportunities in Australia. Ingram and Naylor, directly or through affiliated entities, are the owners of all outstanding shares of Hemley Exploration Pty. Ltd. ("Hemley"), an Australian corporation, which is the beneficiary of certain petroleum exploration licenses, regarding rights to certain petroleum exploration activities in Australia, identified as Petroleum Energy Licenses Nos. 61 and 63 (the "Energy Licenses"). It is the current intention of Buyer to cause Hemley to engage in one or more transactions (the "Transactions") that would result in Mason Oil acquiring, directly or indirectly, not less than 80% of the net royalty interests arising from the Energy Licenses. Promptly after the First Closing, Buyer will use reasonable best efforts to implement the Transactions.

       5. Conduct of Business Prior to the First Closing. Following the execution of this Agreement and prior to the First Closing, Seller shall cause Mason Oil to conduct operations under the direction of its officers and directors according to its ordinary course of business. Seller shall permit Buyer and its legal counsel, accountants and other representatives to have full access during normal business hours to all properties, books, accounts, records, contracts and documents of and relating to Mason Oil, subject to prior arrangement by Seller as to time and place to minimize any negative impact such actions may have on the employees of Mason Oil.

              Following the execution of this Agreement and prior to the First Closing, without the prior agreement of Buyer, Mason Oil shall not:

              5.1  Incur any indebtedness of any amount.

              5.2 Acquire or agree to acquire any asset or dispose of or agree to dispose of any asset.

              5.3 Merge or consolidate with, or agree to merge or consolidate with, any business or any business organization.

              5.4 Merge or consolidate with, or agree to merge or consolidate with, any business or any business organization.

              5.5 Increase the compensation of any of its employees, officers, directors or agents nor commit to any employment agreement not cancelable at will, nor to any collective bargaining agreement.

              5.6 Enter into any employee welfare, pension or other benefit plan, including, as an example and without limitation, any bonus, medical, hospitalization or life insurance plan.

              5.7 Fail to use its best efforts to cause Mason Oil to carry on its business activities diligently in substantially the manner as previously carried out, including continuation of insurance coverages and maintenance of relationships with employees, customers and suppliers.

              5.8  Change any accounting policies or practices.

              5.9 Declare or pay any dividend on, or make any distribution with respect to, the capital stock of Mason Oil.

              5.10 Purchase or redeem any capital stock of Mason Oil, or enter any agreement to sell shares, grant options and warrants.

              5.11 Amend its certificate or articles of incorporation or bylaws.

              5.12 Enter into any contract, agreement, commitment or arrangement other than in the ordinary course of business.

              5.13 Fail to pay any and all taxes when same shall become due.

              5.14 Fail to comply with any applicable law.

              5.15 Fail to maintain its properties in good working condition, ordinary wear and tear excepted.

              5.16 Issue or sell, or enter into any contract, agreement, commitment or arrangement to issue or sell, any shares of the capital stock of Mason Oil, or issue or grant any stock appreciation rights, or any option, warrant, conversion or other right to purchase or acquire any such shares or any securities convertible into or exchangeable for such shares.

              5.17 Effect any stock split, stock dividend, stock combination, reorganization, recapitalization or reclassification affecting any of its authorized or issued and outstanding securities.

              5.18 Fail to timely file all filings with each federal, state and local securities regulation agency.

       6.     Confidentiality.

              6.1 Seller's Confidential Information. In connection with this transaction, Buyer has requested and may request from Mason Oil and Seller certain documents and other pertinent material including, without limitation, certain customer lists, market information, financial data, computer software and hardware information and other trade secrets, and other information relating to Mason Oil and/or Seller, which Mason Oil and Seller consider to be confidential (collectively, "Seller's Confidential Information"). All of Seller's Confidential Information shall at all times prior to the First Closing be the property of Mason Oil and/or Seller, as the case may be. Buyer shall obtain no rights in any of Seller's Confidential Information, unless and until the transactions contemplated by this Agreement are consummated; provided, however, that all such Seller's Confidential Information that is personal as to Seller and should not be considered information of Mason Oil shall at all times be and remain the property of Seller, even after First Closing. Buyer and Mason Oil agree as follows:

                   6.1.1 Except as may be required by applicable laws or as Seller or Mason Oil, as the case may be, may from time to time consent to in writing, Buyer shall not, at any time, disclose Seller's Confidential Information, or any part thereof, to any person, firm, corporation, association, or other entity for any reason or purpose whatsoever.

                   6.1.2 Except as otherwise required herein, at such other time or times as Seller or Mason Oil, as the case may be, may request, Buyer shall immediately return to Seller or Mason Oil, as the case may be, all of Seller's Confidential Information and shall not retain any copies thereof and shall continue to refrain from any use whatsoever of Seller's Confidential Information.

                   6.1.3 In the event Buyer takes any action or fails to take any action in contravention of this Section 6.1, Buyer shall indemnify and hold harmless Seller and/or Mason Oil from any damage or claim that may arise as a result of such action or inaction. In addition, Seller and/or Mason Oil shall be entitled to collect from Buyer all costs incurred in obtaining such indemnification, including all attorney and court costs. Buyer shall take any and all legal actions necessary to minimize any damages resulting from such disclosure, to retrieve such disclosed Seller's Confidential Information, and to return same to Seller upon Seller's direction.

              6.2 Buyer's Confidential Information. In connection with this transaction, Seller has requested and may request from Buyer certain documents and other information relating to Buyer which Buyer considers to be confidential (collectively, "Buyer's Confidential Information"). All of Buyer's Confidential Information shall at all times be the property of Buyer. Seller and Mason Oil shall obtain no rights in any of Buyer's Confidential Information, except as otherwise required to enforce the terms hereof. Seller agrees as follows:

                   6.2.1 Except as may be required by applicable laws or as Buyer may from time to time consent to in writing, Seller shall not, at any time, disclose Buyer's Confidential Information, or any part thereof, to any person, firm, corporation, association, or other entity for any reason or purpose whatsoever.

                   6.2.2 Except as otherwise required herein, at such other time or times as Buyer may request, Seller shall immediately return to Buyer all of Buyer's Confidential Information and shall not retain any copies thereof and shall continue to refrain from any use whatsoever of Buyer's Confidential Information.

                   6.2.3 In the event Seller takes any action or fails to take any action in contravention of this Section 6.2, Seller shall indemnify and hold harmless Buyer from any damage or claim that may arise as a result of such action or inaction. In addition, Buyer shall be entitled to collect from Seller all costs incurred in obtaining such indemnification, including all attorneys' fees and court costs. Seller shall take any and all legal actions necessary to minimize any damages resulting from such disclosure, to retrieve such disclosed Buyer's Confidential Information, and to return same to Buyer upon Buyer's direction.

       7.     Indemnification.

              7.1 Indemnification by Seller. Seller agrees to indemnify, defend and hold harmless Buyer from and against, and to reimburse Buyer with respect to, any and all demands, claims, actions or causes of action, assessments, cost, expense (including reasonable attorneys' fees and court costs), damage, liability, loss or deficiency incurred by Buyer, as finally determined by any court proceeding or an arbitrator, by reason of or arising out of or in connection with any:

                    7.1.1 Breach of any covenant, representation or warranty of Seller contained herein or any certificate delivered to Buyer pursuant to this Agreement. All statements of fact contained in any written attachment (including financial statements), deed, certificate, Schedule or other document delivered to Buyer by Seller pursuant to this Agreement shall be deemed representations and warranties of Seller pursuant to this Agreement.

                    7.1.2 Failure of Seller to perform or observe any term, provision, covenant, agreement or condition contained herein.

                    7.1.3 Any income tax liability (including penalties and interest) that may be assessed against Mason Oil, any other transferee, or Buyer with respect to the operations of Mason Oil for all periods ending on or prior to the First Closing.

                    7.1.4 Any and all awards and/or judgments to which Buyer or Mason Oil (after the First Closing) may become subject under the Securities Act of 1933, as amended ("1933 Act"), the Securities Exchange Act of 1934, as amended ("1934 Act"), or any other federal or state statute, at common law or otherwise, insofar as said liabilities, claims and lawsuits (including awards and/or judgments) arise out of or are in connection with any of Mason Oil's public filings made prior to the First Closing or a breach of this Agreement, other than any liability that arises out of an untrue statement or omission made in reliance on information provided by Buyer.

                    All covenants, agreements, representations and warranties made by Seller pursuant to this Agreement or in connection with Buyer's purchase of the Shares shall survive the First and Second Closings and remain effective regardless of any investigations at any time made by or on behalf of Buyer or of any information Buyer may have in respect thereof.

              7.2 Cooperation; Control of Litigation. If, after First Closing, Buyer or Mason Oil becomes involved in any litigation or written threats thereof or claim or demand of any kind (hereinafter called "litigation") in which an adverse result or claim or demand of any kind would or may constitute a breach of any representation or warranty of the Seller (the "indemnifying party") contained in this Agreement or any certificate delivered pursuant to this Agreement, such party will give prompt written notice to the indemnifying party of the pendency of any such litigation and the following provisions shall be applicable:

                    7.2.1 The indemnifying party shall have the right to participate in and, with the consent of the other party, which consent shall not be unreasonably withheld, to control the contest, defense and/or settlement of such litigation at the indemnifying party's own cost and expense, including the cost and expense of attorneys' fees in connection with such cost, defense and/or settlement, and in such case the other party will assist the indemnifying party to such extent as is reasonable in such contest, defense and/or settlement of such litigation. If Seller shall be the party controlling such litigation, Buyer shall make available to Seller, his attorneys and accountants, at reasonable times, all books and records of Mason Oil relating to such suit, claim or proceeding.

                    7.2.2 In the event that the indemnifying party does not assume control of the contest and defense of the litigation, then the other party may use, but shall not be obligated to use, its best efforts to contest, defend and/or settle such litigation at the indemnifying party's cost and expense and in such case the indemnifying party will assist the other party to such extent as is reasonable in the contest and defense of and/or the reasonable settlement of such litigation.

                    7.2.3 The party in control of the litigation shall inform the other party of the progress of the litigation at such times and in such a manner as is reasonable in the circumstances.

              7.3 Determination of Loss. In determining the amount of any loss, damage, liability, cost or expense for purposes of indemnification there shall first be taken into account and deducted from the claim the amount of any insurance proceeds which the indemnified party or parties shall have received as to the date that payment of the indemnification is made.

                   Upon the payment in full of any indemnification hereunder, which shall be made within thirty (30) days after written demand therefor shall be made, the indemnifying party or parties shall be subrogated to and/or shall be deemed to receive an assignment of, any and all rights of the indemnified party or parties with respect to the subject matter which gave rise to the indemnification payment unless such subrogation and/or assignment would be inequitable to the indemnified party or parties, subject to any and all subrogation clauses which may be required by the insurer of the indemnified party pursuant to any and all applicable insurance policies.

                7.4 Reductions of Loss Amount. By way of limiting the application of this indemnity, in determining the amount of any such losses, damages, liabilities, costs and expenses ultimately determined to have been incurred, there shall also be taken into account any offsetting tax benefit which the party to be indemnified may reasonably be expected to receive as a result of the portion of such losses, damages, liabilities, costs and expenses, and any benefits arising from the conduct of the business in normal course, arising out of such damages.

                7.5 Set-Off. If any amount shall be due and payable by Seller pursuant to this indemnification, Buyer shall have the right to set-off such liability against any and all amounts due Seller hereunder.

                7.6 Time Limits. All liabilities pursuant to this Section 7 shall cease absolutely after the expiration of four (4) years from the First Closing, except insofar as specific particulars of any claim or alleged claim arising in respect of such failure or alleged failure have been pleaded in any litigation with respect to third parties or arbitration with respect to the parties brought prior to the expiration of the said four (4) year period, and except to the extent any set-off is to be made against an amount to be paid thereafter.

                7.7 Indemnification by Buyer. Each Buyer agrees to indemnify, defend and hold harmless Seller from and against, and to reimburse Seller with respect to, any and all demands, claims, actions or causes of action, assessments, costs, expense (including reasonable attorneys' fees and court costs), damage, liability, loss or deficiency incurred by Seller, as finally determined by any court proceeding or an arbitrator, by reason of or arising out of or in connection with any breach by such Buyer of any covenant, representation or warranty of such Buyer contained herein. The procedures, terms and conditions of such indemnification by Buyer shall be substantially the same as those applicable to Seller's indemnification of Buyer, as set forth above.

       8. Conditions Precedent To Obligations Of Buyer. The obligations of Buyer to purchase the Shares, unless otherwise waived in writing by Buyer, are subject to the satisfaction at or before applicable Closing of the following:

               8.1 All representations and warranties by Seller set forth in this Agreement shall be true and correct on and as of the applicable Closing as though made at that time.

               8.2 Seller shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with on or before the applicable Closing, including delivery of the documents as provided in Section 10.1 hereof.

               8.3 During the period from December 31, 1995, to the date of the applicable Closing, there shall not have been any material adverse change in the financial condition or the results of operations of Mason Oil, and Mason Oil shall not have sustained any material loss or damage to its assets, whether or not insured, that materially affects its ability to conduct a material part of its businesses.

               8.4 All filings with any federal, state or local securities law agency shall be current as of the applicable Closing and shall not be subject to any material comments from any such organization which, in the sole and absolute discretion of Buyer, may be adverse to Buyer's purchase of the Shares.

               8.5 Buyer shall have completed its due diligence review of Mason Oil and shall be satisfied, in its sole, absolute discretion, of all its findings therein.

               8.6 All purchases of the Shares by Buyer shall be made one-half (1/2) by each of Ingram and Naylor, and both parties shall purchase their appropriate portion thereof.

               8.7 All required actions shall have been taken to constitute Ingram and Naylor as the sole officers and directors of Mason Oil as of the First Closing.

       9. Conditions Precedent To Obligations Of Seller. The obligations of Seller to sell the Shares, unless otherwise waived in writing by Seller, are subject to the satisfaction at or before the applicable Closing of the following:

               9.1 All representations and warranties by Buyer set forth in this Agreement shall be true and correct on and as of the applicable Closing as though made at that time.

               9.2 Buyer shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with on or before the applicable Closing date, including delivery of the documents as provided in Section 10.2 hereof.

       10.     Duties at Closing.

               10.1 Duties of Seller. At First Closing, Seller shall deliver to or procure the delivery to Buyer of all of the following:

                    10.1.1 The Articles of Incorporation, Bylaws, seals and corporate minute books of Mason Oil, all the books, records and ledgers of Mason Oil, whether written or in other form, including magnetic disk, tapes and the like, and any other documents Buyer may reasonably request relating to the existence of Mason Oil.

                    10.1.2 Certificates representing all of the Block I Shares. Such certificates shall be duly endorsed for transfer or with duly executed Stock Powers attached, together with all other documents as may be required, necessary or otherwise desirable to effect the valid transfer of such Shares. All of the Shares transferred pursuant to this Agreement shall, at First Closing, be free and clear of all liens, pledges, and claims (other than the standard transfer restrictions).

                    10.1.3 A certificate signed by Seller dated as of the First Closing and subject to no qualification certifying that the conditions set forth in Section 8 hereof have been fully satisfied.

                    10.1.4 Certificates representing all of the Block II Shares shall be delivered to Ron Harrington, as Escrow Agent, to be held pursuant to the Option granted under Section 2.1 hereof. Such certificates shall be duly endorsed for transfer or have duly executed Stock Powers attached thereto, together with all other documents as may be required, necessary or otherwise desirable to effect the valid transfer of such Block II Shares. All of the Block II Shares transferred pursuant hereto shall, at the First Closing and the Second Closing, be free and clear of all liens, pledges, claims and restrictions.

                    10.1.5 An opinion of Seller's legal counsel in form satisfactory to Buyer.

                    10.1.6 Duly adopted resolutions of the directors of Mason Oil authorizing the entry into this Agreement and the consummation of the transactions contemplated herein.

                    10.1.7 An Escrow Agreement duly executed by Seller in the form attached hereto as Schedule 2.1, escrowing the Block II Shares pursuant to the terms thereof until the Second Closing.

                    10.1.8 Documents executed by all current directors and officers of Mason Oil, pursuant to which they: (i) resign all positions as officers and directors of Mason Oil effective as of the First Closing; and
(ii) elect Ingram and Naylor as directors and officers of Mason Oil, effective as of the First Closing, to fill the vacancies caused by their resignations, with Ingram to serve as President and Chairman of the Board and Naylor to serve as Secretary and Treasurer. After the taking of such action effective as of the First Closing, Ingram and Naylor will be the sole officers and directors of Mason Oil, and there will be one vacancy on the Mason Oil Board of Directors.

               10.2 Duties of Buyer. At each Closing, Buyer shall deliver to or procure the delivery to Seller of all of the following:

                    10.2.1 The purchase price for the shares being acquired by Buyer at such Closing.

                    10.2.2 A certificate signed by Buyer dated as of such Closing and subject to no qualification certifying that the conditions set forth in Section 9 hereof have been fully satisfied.

       11. Public Statement and Press Releases. Buyer will hold in strict confidence any data or information regarding Mason Oil that has not already been placed into the public domain by Mason Oil. All notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be planned and coordinated by the unanimous consent of all parties hereto. All such notices shall be in form and substance as necessary to comply with all applicable laws and regulations. The parties agree to promptly cooperate in connection with the preparation and dissemination of a press release regarding the transactions described in this Agreement and the filing of a report on Form 8-K with respect thereto.

       12. Survival of Representations and Warranties; Additional Security. All Representations and Warranties of Seller and Buyer shall survive the First and Second Closings until the expiration of the period set forth in Section 7.6 above.

       13.    Miscellaneous.

              13.1 Waivers. No waivers, express or implied, by either party of any breach of any of the covenants, agreements, or duties hereunder of the other party shall be deemed to be a waiver of any other breach thereof or the waiver of any other covenant, agreement or duty.

              13.2 Notices. All notices required to be given under this Agreement shall be in writing, sent by certified mail, return receipt requested, postage prepaid, to the following addresses:

                   If to Mason Oil, then to:

                           Mason Oil Company, Inc.
                           1787 East Fort Union Boulevard, #108
                           Salt Lake City, Utah 84121
                           Attention:  President

                   If to Seller, then to:

                           Craig Carpenter
                           7412 Rosalind Circle
                           Salt Lake City, Utah 84121

                   With a copy to:

                           Branden T. Burningham, Esquire
                           455 East Fifth South, Suite 205
                           Salt Lake City, Utah 84111

                   If to Buyer, then to:

                           Paul B. Ingram
                           6337 Ravenwood Drive
                           Sarasota, Florida 34243

                           John L. Naylor
                           c/o Paul B. Ingram
                           6337 Ravenwood Drive
                           Sarasota, Florida 34243

                   With copies to:

                           Kirk Pinkerton, P.A.
                           720 South Orange Avenue
                           Sarasota, Florida 34236
                           Attention:  David M. Silberstein, Esq.

                           P. Christian Anderson
                           Holme Roberts & Owen LLC
                           111 East Broadway, Suite 1100
                           Salt Lake City, Utah 84111

                   The foregoing addresses may be changed by any of the aforesaid persons, and additional persons may be added thereto by notifying all of the other parties hereto in writing and in the manner hereinabove set forth.

              13.3 Assignment. No party hereto shall have the right to assign this Agreement without the prior written consent of the other party.

              13.4 Further Documents and Actions. The parties shall deliver such other documents or take such other actions as any other party may reasonably request in connection with the consummation of or evidencing the transactions contemplated in this Agreement.

              13.5 Counterparts. This Agreement may be executed in counterparts, all of which, when taken together, shall constitute one and the same original. For purposes of execution of this agreement, a facsimile copy of any original signature shall constitute an original and may be relied upon as such by any party hereto; provided, however, that all documents required at each Closing shall be originals.

              13.6 Termination of Agreement. This Agreement and the transactions contemplated hereby may be terminated only as follows:

                   13.6.1 By mutual consent of the Seller, Mason Oil and Buyer.

                   13.6.2 By Buyer on the date fixed by paragraph 2.2.1 above for the First Closing, if the conditions contained in Section 8 hereof have not been fulfilled by such date.

                   13.6.3 By Seller on the date fixed by paragraph 2.2.1 above for the First Closing, if the conditions contained in Section 9 hereof have not been fulfilled by such date.

                   13.6.4    If this Agreement is terminated pursuant to this
Section 13.6, all obligations of Mason Oil, Seller and Buyer hereunder shall terminate, subject to other remedies permitted at law and in equity.

              13.7 Modification. Neither this Agreement nor any provision hereof shall be amended or modified (or deemed amended or modified), except by an agreement in writing duly executed and acknowledged with the same formality as this Agreement.

              13.8 Interpretation. No provision of this Agreement shall be interpreted for or against any party because that party or that party's legal representative drafted that provision.

              13.9 Governing Law. All matters relating to the corporate governance of Mason Oil shall be governed by the laws of the State of Utah. All other matters affecting the interpretation of this Agreement and the rights of the parties hereto shall be governed by the laws of the State of Florida. In the event of any dispute with respect to this Agreement, the transaction contemplated hereby, or the rights and obligations of the parties arising hereunder, each of the parties expressly agrees that any legal action initiated by Buyer against Seller will be filed in the State of Utah, and any legal action initiated by Seller against Buyer will be filed in the State of Florida. Counterclaims and cross claims may be filed in the same jurisdiction as the original action to which they relate.

              13.10 Independent Covenants. Each of the respective rights and obligations of the parties hereunder shall be deemed independent and may be enforced independently irrespective of any of the other rights and obligations set forth herein.

              13.11 Entire Understanding. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and no amendment, modification or waiver of any provision shall be effective unless in writing executed by the parties hereto.

      IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

In the presence of:                    SELLER

/s/ Leonard W. Burningham               /s/ Craig Carpenter


Attest:                                MASON OIL COMPANY, INC., a Utah
                                       corporation

/s/ Leonard W. Burningham              By:/s/Craig Carpenter
                                       President, its
                                       Authorized Representative


In the presence of:                    BUYER

/s/ P. Christian Anderson              /s/ Paul B. Ingram
                                       PAUL B. INGRAM

/s/ P. Christian Anderson              /s/ John L. Naylor
                                       JOHN L. NAYLOR, by Paul B. Ingram,
                                       his attorney-in-fact